UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

COMMISSION FILE NUMBER . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . . . . . . . . . . . . 0-2610

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) PLAN
AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION

One South Main, Suite 1134

Salt Lake City, Utah 84111

INDEX

Page
(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1
(b)	Signature	F-2
(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

ZIONS BANCORPORATION PAYSHELTER 401(K)
AND EMPLOYEE STOCK OWNERSHIP PLAN
(FORMERLY ZIONS BANCORPORATION
PAYSHELTER 401(K) PLAN)

Financial Statements and Supplemental Schedules
As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003
with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Financial Statements and Supplemental Schedules

As of December 31, 2003 and 2002, and for the Year Ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
   Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (formerly Zions Bancorporation Payshelter 401(k) Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (formerly Zions Bancorporation Payshelter 401(k) Plan) at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 23, 2004

Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (formerly Zions Bancorporation Payshelter 401(k) Plan) Statements of Net Assets Available for Benefits

	December 31,
	2003	2002

Assets
Cash and cash equivalents	$74,191	$1,727

Investments, at fair value:
Zions Bancorporation common stock	207,443,232	136,635,803
Mutual funds	90,378,606	54,047,187
Participant loans	3,288,678	2,753,699

	301,110,516	193,436,689

Receivables:
Participant contributions	1,551	658,814
Employer contributions	9,159,223	242,286
Interest	--	5,980

	9,160,774	907,080

Net assets available for benefits	$310,345,481	$194,345,496

See accompanying notes to financial statements. 2

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income:
Net appreciation in fair value of investments	$87,953,588
Dividends	3,429,588
Interest	781,077

92,164,253

Contributions:
Participant	20,331,558
Employer	19,203,443

39,535,001

Transfers from nonaffiliated plans	2,079,337

Total additions	133,778,591

Deductions
Benefits paid directly to participants	17,778,606

Net increase	115,999,985

Net assets available for benefits:
Beginning of year	194,345,496

End of year	$310,345,481

See accompanying notes to financial statements. 3

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (formerly Zions Bancorporation Payshelter 401(k) Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective January 1, 2003, the Plan was amended and restated in its entirety. A principal change was the addition of a noncontributory profit sharing feature. In addition, Zions Bancorporation common stock was discontinued as an investment option for participant contributions. The name of the Plan was also changed. The Plan has been amended for certain routine changes from time to time since January 1, 2003.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974. CIGNA Retirement & Investment Services is the trustee of the Plan. Effective April 1, 2004, Prudential Financial, Inc. acquired the retirement service operations of CIGNA. The acquisition is not expected to materially impact the operation or administration of the Plan. The Zions Bancorporation Benefits Committee administers the Plan.

Eligibility

Participation in the Plan is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which Zions Bancorporation (“the Company”), the Plan sponsor, provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Contributions (continued)

remaining 2%. Participants may contribute up to 50% of their compensation subject to the annual maximum allowed participant contribution, which was $12,000 for 2003. Under applicable law, participants attaining the age of 50 during 2003 are eligible to make catch-up contributions. Rollovers from other qualifying plans are allowed by the Plan.

Contributions by the Company under the noncontributory profit sharing feature are discretionary and may range up to 4.5% of participants’ compensation, based on the Company’s return on average common equity, as defined, for the Plan year.

In March 2004, the Company approved and contributed $9,130,012 under the noncontributory profit sharing feature for the 2003 Plan year. The amount contributed was 3.0% of participants’ compensation, based on the Company’s return on average common equity for 2003, and was included with employer contributions in the financial statements.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested; however, Company contributions under the noncontributory profit sharing feature do not vest until the participant attains five years of vesting service. Nonvested amounts forfeited by terminated participants are used to reduce future Company profit sharing contributions. Participants are 100% vested if employed by the Company when normal retirement age is attained. Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options, which do not include the Company’s common stock. The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock. Beginning January 1, 2004, certain participants who meet age and years of service requirements may diversify their investments according to specified criteria.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed 5 years, or 10 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and are repaid at a reasonable rate of interest through direct payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would receive a distribution of assets equal to the value of the participant’s account.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of 90 days or less.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Common stocks are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

The Company currently pays administrative expenses; however, the Plan may pay these expenses, as determined by the Zions Bancorporation Benefits Committee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2003 and 2002 include investments in the Company’s common stock of $207,443,232 (3,381,859 shares) and $136,635,803 (3,472,409 shares), respectively. These investments represent a 3.76% and 3.83% ownership of the Company’s outstanding common stock at December 31, 2003 and 2002, respectively. The fair value of these investments is subject to market fluctuations.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Notes to Financial Statements (continued)

3. Investments

The trustee of the Plan, as identified in Note 1, holds the Plan’s investments and executes all investment transactions. Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2003	2002

Zions Bancorporation common stock	$207,443,232	$136,635,803
Connecticut General Life Insurance
Guaranteed Income	17,996,434	11,244,474

During 2003, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$74,273,878
Mutual funds	13,679,710

$87,953,588

Based on the Plan changes discussed in Note 1, beginning in 2003, the Plan’s investment activity in Zions Bancorporation common stock includes nonparticipant-directed and participant-directed transactions. Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Significant changes in net assets during 2003 relating to nonparticipant-directed and participant-directed transactions of Zions Bancorporation common stock are as follows:

Net appreciation in fair value	$74,273,878
Dividends	3,429,588
Contributions	10,245,999
Net transfers to other investments	(4,359,203)
Benefits paid directly to participants	(12,782,833)

Net increase in net assets	70,807,429
Net assets at beginning of year	136,635,803

Net assets at end of year	$207,443,232

8

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Notes to Financial Statements (continued)

4.     Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500 regulatory filing:

	December 31,
	2003	2002

Net assets available for benefits in
accompanying financial statements	$310,345,481	$194,345,496
Benefit claims payable	--	(6,566)

Net assets in Form 5500	$310,345,481	$194,338,930

The following reconciles benefits paid directly to participants in the accompanying financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid directly to participants in
accompanying financial statements	$17,778,606
Less: Benefit claims payable in Form 5500
at December 31, 2002	(6,566)

Benefits paid directly to participants in Form 5500	$17,772,040

Benefit claims payable include withdrawals and terminations processed and approved for payment prior to year-end but not yet paid. Under Department of Labor regulations, these amounts are reflected as Plan liabilities at year-end in the Form 5500.

5.     Transactions with Parties-in-Interest

During 2003, the Plan received dividends from Zions Bancorporation of $3,429,588. Purchases and sales of Zions Bancorporation common stock in 2003 were $13,707,394 and $17,173,843, respectively.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan
(formerly Zions Bancorporation Payshelter 401(k) Plan)

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the issuance of this determination letter, the Plan has been amended and restated, as discussed in Note 1. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is tax exempt.

Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) EIN: 87-0227400 Plan: 006 December 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Remain- ing Assets (1)	(e) Current Value

*	CONNECTICUT GENERAL LIFE INS	GUARANTEED INCOME (660,241 shares)		$17,996,434
*	CONNECTICUT GENERAL LIFE INS	TIMESSQUARE CORE BD ENH INDEX (153,359 shares)		2,123,549
*	CONNECTICUT GENERAL LIFE INS	CORE BOND (663,038 shares)		9,048,733
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME20 (72,814 shares)		931,699
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME30 (105,471 shares)		1,371,412
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME40 (223,342 shares)		2,874,788
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME50 (264,264 shares)		3,462,905
*	CONNECTICUT GENERAL LIFE INS	CIGNA LIFETIME60 (63,063 shares)		852,803
*	CONNECTICUT GENERAL LIFE INS	LARGE CAP VALUE/JOHN A. LEVIN (496,649 shares)		7,143,439
*	CONNECTICUT GENERAL LIFE INS	OPPENHEIMER CAP APPRE CL A (320,560 shares)		12,412,072
*	CONNECTICUT GENERAL LIFE INS	S&P 500 INDEX (70,792 shares)		4,430,905
*	CONNECTICUT GENERAL LIFE INS	WADDELL & REED ACCUM CL A SH (135,579 shares)		895,383
*	CONNECTICUT GENERAL LIFE INS	MD CAP GROWTH/ARTISAN PARTNERS (1,114,167 shares)		9,967,781
*	CONNECTICUT GENERAL LIFE INS	MID CAP VALUE/WELLINGTON MGMT (151,020 shares)		2,198,909
*	CONNECTICUT GENERAL LIFE INS	SMALL CAP GROWTH/TIMESSQUARE (181,251 shares)		3,116,438
*	CONNECTICUT GENERAL LIFE INS	SMALL CAP VALUE/TCW (404,570 shares)		4,946,629
*	CONNECTICUT GENERAL LIFE INS	SSGA RUSSELL 2000 INDEX (60,731 shares)		1,058,371
*	CONNECTICUT GENERAL LIFE INS	STATE STREET GLOBAL ADV EAFE INDEX (426,100 shares)		5,124,724
*	CONNECTICUT GENERAL LIFE INS	SSGA S&P MIDCAP FUND SERIES A (21,717 shares)		421,632
*	ZIONS BANCORPORATION	ZIONS BANCORPORATION COMMON STOCK (3,381,859 shares)	$148,573,258	207,443,232
*	OUTSTANDING PARTICIPANT LOANS	Interest rates ranging from 5.00% to 11.00%		3,288,678

				$301,110,516

* Indicates party-in-interest to the Plan. (1) Only provided for nonparticipant-directed investments. 11

Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Schedule H, Line 4j – Schedule of Reportable Transactions EIN: 87-0227400 Plan: 006 Year Ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transation Date	(i) Net Gain (Loss)

Category (iii) - a series of transactions with the same issue in excess of 5% of Plan assets:

Zions Bancorporation	Zions Bancorporation
	Common Stock	$13,707,394	N/A	$13,707,394	$13,707,394	$ -

	Zions Bancorporation
	Common Stock	N/A	$17,173,843	$15,652,974	$17,173,843	$1,520,869
No category (i), (ii) or (iv) reportable transactions occurred during 2003. Columns (e) and (f) are not applicable. 12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K)AND EMPLOYEE STOCK OWNERSHIP PLAN
June 23, 2004
By: /s/ Doyle L. Arnold Name: DOYLE L. ARNOLD, Executive Vice President and Chief Financial Officer of Zions Bancorporation

F-2